EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2014	2013	2012	2011	2010
Debt	$348,795	$314,958	$322,770	$357,779	$380,532
Equity	274,670	273,495	216,318	171,504	162,765
Debt to equity	1.27	1.15	1.49	2.09	2.34